STATEMENT OF FINANCIAL CONDITION PURSUANT TO THE
SECURITIES EXCHANGE ACT OF 1934 RULE 17A-5

Santander Investment Securities Inc.
(A Wholly Owned Subsidiary of Santander Holdings USA, Inc.)
December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2018_ AND ENDING _December 31, 2018_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hongmei zhu   212-350-3692

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

We, Marco Achon and Hongmei Zhu, swear (or affirm) that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Santander Investment Securities Inc., (the "Company") as of and for the year ended December 31, 2018, are true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

M. A. Achon

Name: Marco Achon
Title: Chief Executive Officer

Name: Hongmei Zhu
Title: Chief Financial Officer

Angilic Casalduc-Soto
Notary Public

2/27/2019
ANGILIC CASALDUC - SOTO
NOTARY PUBLIC - STATE OF NEW YORK
No. 01CA6187188
Qualified in Richmond County
Commission Expires May 19, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- ☐ (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500

Santander Investment Securities Inc.

Statement of Financial Condition and Supplemental Schedules

December 31, 2018

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Santander Investment Securities Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Santander Investment Securities Inc.

Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$ 430,419,604
Cash and securities — segregated under federal and other regulations	246,730,633
Deposits with and receivables from clearing organizations and clearing broker	791,651,183
Receivables from broker-dealers and financial institutions	37,511,419
Receivables from customers	41,863,950
Receivables from affiliates	5,494,782
Deferred tax assets	8,352,811
Other assets	19,737,453
Total assets	$ 1,581,761,835

Liabilities and stockholder's equity

Liabilities:

Payables to broker-dealers and financial institutions	$ 48,631,300
Payables to customers	1,023,059,053
Accrued compensation and benefits	26,304,026
Accrued expenses and other liabilities	6,796,967
Income tax payable	1,458,853
Total liabilities	1,106,250,199

Stockholder's equity:

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	489,999,990
Accumulated deficit	(14,488,364)
Total stockholder's equity	475,511,636
Total liabilities and stockholder's equity	$ 1,581,761,835

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the Company), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the Parent), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is registered as a Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT), and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company is a clearing member of the Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis. The Company is also a clearing member of CME to clear interest rate swap (IRS) transactions for its affiliates.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer (the Clearing Broker) on a fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and could have a material impact on the financial statements.

Cash and securities - segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (Rule 15c3-3) and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers (see Note 3).

Deposits with and Receivables from Clearing Organizations and Clearing Broker

Deposits with and receivables from clearing organizations and clearing broker mainly include cash and U.S. treasuries deposited as margin as required by clearing organizations related to the Company's futures business. Cash of $34,959,195 are deposited with clearing organizations to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations. Cash of $256,636 are deposited with the Clearing Broker (see Note 9).

Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and Delivery versus Payment and Receipt versus Payment (DVP/RVP) securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted.

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and considerations of factors specific to the instrument.

Other Assets

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired. The Company also has ownership interests in ICE which consist of shares purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the statement of financial condition. There were no impairments in 2018.

Revenue Recognized from Contracts with Customers

Investment Banking

The Company performs underwriting services by raising investment capital from investors that want to raise funds through the sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion that the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefits of the capital markets offering at that point.

Associated underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses these costs. At December 31, 2018, the balance of deferred underwriting costs was immaterial.

Investment Advisory and Service Fees

The Company earns revenues for investment advisory services and services performed for certain affiliates on a daily basis. The Company believes that the performance obligation for providing investment advisory services and other services is satisfied over time because the

customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on cost plus a percentage applied to the costs incurred by the Company for providing such services.

Commissions

The Company earns brokerage commissions for executing securities and futures transactions as part of its brokerage business. The performance obligation is satisfied on the trade date because that is when the underlying financial instruments is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and related clearing expenses are recorded on the trade date.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Amounts receivable and payable for principal transactions that have not settled as of the reporting date are recorded in Receivables from and payables to broker-dealers and financial institutions in the statement of financial condition.

Interest and Dividends Income and Expense

The Company earns interest income primarily on its cash balances and US treasuries. The Company records interest for overdrafts relating to settlements of foreign transactions in the local country and subordinated debt on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing on the date of the statement of financial condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from foreign currency transactions are included in principal transactions in the statement of operations.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* (Topic 740), which requires that an asset and liability approach be applied in accounting for income taxes. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected

to reverse or be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. A valuation allowance will be established if the Company determines that it is more likely than not that a deferred tax asset will not be realized.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* This guidance, as amended, requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment includes a five-step process to assist an entity in achieving the main principle(s) of revenue recognition under Topic 606. The Company adopted this ASU effective January 1, 2018 using the modified retrospective method of transition, resulting in no adjustment to opening retained earnings for the current period. The adoption of this ASU did not result in material changes in the timing of the Company's revenue recognition, but requires gross presentation of certain costs previously offset against revenue, mainly associated with certain underwriting costs.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* The new guidance amends the presentation and accounting for certain financial instruments, including liabilities measured at fair value under the fair value option and equity investments. The guidance also updates fair value presentation and disclosure requirements for financial instruments measured at amortized cost. The Company adopted this standard on January 1, 2018, and it did not have any impact on the Company's financial position or result of operations.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash (A consensus of the FASB Emerging Issues Task Force)*, which requires that the statement of cash flows include restricted cash in the beginning and end-of-period total amounts shown on the statement of cash flows and that the statement of cash flows explain changes in restricted cash during the period. The Company adopted this ASU on January 1, 2018 and it does not have any impact on the Company's financial position or result of operations.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* and ASU 2018-11 *Targeted Improvements,* in August 2018. The primary effect of this ASU is the requirement of lessees to recognize a right of-use-asset and lease liability for all operating leases with a term greater than 12 months. The right-of-use-asset and lease liability are then derecognized in a manner that effectively yields a straight-line lease expense over the lease term. Lessee accounting requirements for finance leases (previously described as capital leases) and lessor

accounting requirements for operating, sales-type, and direct financing leases (sales-type and direct financing leases were both previously referred to as capital leases) are largely unchanged. The Company adopted this ASU on a modified retrospective basis on January 1, 2019 (the effective date), and the impact on the Company's financial statements was immaterial.

3. CASH AND SECURITIES — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2018, cash of $10,001,012 and securities of $15,374,418 have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of $221,355,202 has been segregated pursuant to Regulation 1.20 under the Commodity Exchange Act.

4. FAIR VALUE MEASUREMENTS

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash and securities — segregated under federal and other regulations				
U.S. Treasuries	$ -	$ 15,374,418	$ -	$ 15,374,418
Deposits with clearing organization				
U.S. Treasuries	-	423,285,750	-	423,285,750
Securities owned – at fair value				
American Depository Receipts	9,904	-	-	9,904
Other assets				
Money market funds	8,355	-	-	8,355
Mutual funds	1,667,616	-	-	1,667,616
Total other assets	1,675,971	-	-	1,675,971
Total financial assets	$ 1,685,875	$ 438,660,168	$ -	$ 440,346,043

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period. There were no transfers between Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2018.

There were no purchase, sales, transfers or unrealized gains and losses related to Level 3 financials assets and liabilities during the year ended December 31, 2018. There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2018.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from broker-dealers and financial institutions, receivables from customers, receivable from affiliates, other assets, payables to broker-dealers and financial institutions, payables to customers, and accrued expenses and other liabilities.

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND FINANCIAL INSTITUTIONS

Receivables from and payables to broker-dealers and financial institutions consisted of the following at December 31, 2018:

	Receivables	Payables
Receivables from/payables to clearing brokers and financial institutions	$ 14,850,106	$ 485,068
Securities failed-to-deliver/receive	28,707,003	48,146,232
Trade date accrual	115,289	-
	$ 43,672,398	$ 48,631,300

The Company clears U.S. securities transactions through the Clearing Broker and international securities transactions through foreign affiliates and broker-dealers. Receivables from and payables to broker-dealers and financial institutions primarily represent DVP/RVP trades past settlement date.

Securities failed-to-deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Trade date accrual represents trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades to be settled after year-end for these accounts and the futures contract related activities.

6.   OTHER ASSETS

Other assets consisted of the following at December 31, 2018:

Underwriting and syndicate fee receivables	$	10,562,542
Deferred shares upfront payment		3,671,730
Voluntary deferred compensation		1,675,971
Prepaid assets		1,283,808
Computer equipment and capitalized internally developed software, net		1,104,507
Other		1,049,009
Exchange memberships		389,886
	$	19,737,453

Underwriting and syndicate fee receivables represent fee income receivables resulting from capital market activities.

Deferred shares upfront payment represents payments made to the Ultimate Parent for shares of the Ultimate Parent to be distributed in the future under the deferred compensation plan (see Note 12).

Voluntary deferred compensation represents amounts under a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust", and is recorded at fair value (see Note 4). A corresponding liability of the same amount is included in accrued compensation and benefits in the statement of financial condition. In the event of the Company's insolvency, the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7.   SUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

The Company had a Revolving Note and Cash Subordination Agreement (Original Subordinated Revolver) with the Parent for up to $495,000,000 bearing a floating rate with an expiration date

of October 6, 2019. Borrowings under the Original Subordinated Revolver bore interest at 1 month Libor + 170 bps. The Company also paid a commitment fee of 1.0% on the undrawn

balance. In October 2018, upon receipt of the capital contribution of $200,000,000 from the Parent, the Company revised the Subordinated Revolver (Revised Subordinated Revolver) to increase the limit up to $895,000,000 with an expiration date of October 15, 2021. Borrowings under the Revised Subordinated Revolver bear interest at 1 month Libor + 170 bps. The Company also pays a commitment fee of 55bps on the undrawn balance.

During the year ended December 31, 2018, the Company borrowed under the Original Subordinated Revolver several times in the total of $595,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2018 was 3.71%. During the year ended December 31, 2018, the Company did not borrow under the Revised Subordinated Revolver. At December 31, 2018, commitment fee payable of $610,270 was included in accrued expense and other liabilities in the statement of financial condition (see Note 10).

The Company can also borrow three times on a rolling twelve month basis under the Temporary Subordinated Loan Agreement with its Ultimate Parent. The interest rate is dependent on the market rate at the time of the borrowing and the outstanding period of each borrowing.

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

At December 31, 2018, the Company's cash and cash segregated under federal and other regulations was held at three major financial institutions, which at times may exceed the insurance limit set by the Federal Deposit Insurance Corporation.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's financial position, liquidity or results of operations.

Guarantees

In the normal course of business, the Company provides guarantees to clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded in the statement of financial condition as of December 31, 2018.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2018, cash of

$256,636 was deposited at the Clearing Broker and was included in deposits with and receivables from clearing organizations and clearing broker in the statement of financial condition. The Company did not record any liabilities or losses under this arrangement for the year ended December 31, 2018.

10. RELATED-PARTY TRANSACTIONS

As of and for the year ended December 31, 2018, the related-party balances consisted of the following:

Assets:	
Receivables from broker-dealers and financial institutions	$ 29,453,389
Receivable from customers	606,023
Receivables from affiliates	5,494,782
Other assets	4,672,079
Liabilities:	
Payables to broker-dealers and financial institutions	$ 46,243,030
Payables to customers	1,003,867,614
Accrued expenses and other liabilities	2,281,897

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures transactions on behalf of its affiliates and earns commissions on such services performed. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pay the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2018, commissions receivable from affiliates of $1,200,303 was included in receivables from affiliates in the statement of financial condition. Also included in accrued expenses and other liabilities was payable to affiliates for clearance and execution services in the amount of $58,000 at December 31, 2018.

The Company participates in various underwriting activities for its affiliates and fees earned are included in investment banking in the statement of operations. At December 31, 2018, the related receivables of $997,143 were included in other assets in the statement of financial condition.

The Company earns revenues from investment advisory services performed for certain affiliates under service level agreements. At December 31, 2018, receivables of $1,366,722 was included in receivables from affiliates in the statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including the Parent and the Ultimate Parent under service agreements. At December 31, 2018, payable of $1,613,627 was included in accrued expenses and other liabilities.

In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2018, the net receivable from the New York affiliate of $2,690,720 was included in receivables from affiliates in the statement of financial condition.

Membership in Exchange — The Ultimate Parent was approved as a CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

11. INCOME TAXES

The Company is included in the consolidated federal tax return and the combined state and local tax returns of the Parent. The income tax provision is computed using a separate return method of accounting. Under this method, the Company assumes filing a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. In addition, the tax expense or benefit is settled periodically with the Parent pursuant to a tax sharing agreement.

The difference between the effective tax rate and the federal statutory rate is 3.3%, which is predominantly related to foreign taxes, meals and entertainment and state and local taxes.

On December 22, 2017, President Trump signed H.R. 1, originally known as the Tax Cuts and Jobs Act (the "Tax Act"), into law (the "Tax Reform Legislation"). The Tax Act reduces the federal corporate tax rate from 35% to 21% effective January 1, 2018. The Company has obtained and analyzed all currently available information and recorded the effect during the prior year. The Company has completed its accounting for the impact of the Tax Act in the current period and there were no changes to the amounts previously recorded relating to the Tax Act.

As of December 31, 2018, the Company had net deferred tax assets of $8,352,811 (deferred tax liability was immaterial). The net deferred tax assets are principally related to state net operating losses and tax credits. The Company has demonstrated the ability for current and future positive earnings. Therefore, it is considered more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. Accordingly, a valuation allowance against the Company's deferred tax assets is not needed.

At December 31, 2018, the Company had state net operating loss carryforwards of $64,274,162, which could expire if not utilized by the year 2035. The Company has alternative minimum tax credit carryforwards of $3,368,588. The Tax Reform Legislation repealed the corporate alternative minimum tax (AMT) for tax years beginning January 1, 2018, and provides that existing AMT credit carryovers are refundable beginning in 2018. The Company has recorded the AMT credit as a deferred tax asset for the year ended December 31, 2018 and expects to fully utilize it to offset its regular tax liability computed based on a separate return method.

The Company received IRS correspondence for tax year 2014 reflecting no adjustment to the liability for the period under examination. The Company remains subject to income tax examination by the Internal Revenue Service for years 2015 and after and state examinations for years 2011 to 2013 and 2015 and after. The Company is also subject to city examinations for years 2011 to 2013 and 2015 and after.

No uncertain tax positions have been accrued as of December 31, 2018.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes. The Company does not expect its unrecognized tax benefits balance to change significantly in the next twelve months.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined benefit pension plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined benefit pension plan was frozen. As of December 31, 2018, the Company's share of pension liability of $593,193 was included in accrued compensation and benefits in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander

Group through the applicable payment date. Upon each award, the Company also makes upfront payment for the shares to be distributed in the future (see Note 6). At December 31, 2018, deferred compensation liability of $3,840,542 was included in accrued compensation and benefits in the statement of financial condition.

13. REGULATORY CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method pursuant to Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As a FCM, the Company is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of regulatory capital equal to the greater of $1,000,000, or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an OTC IRS clearing member, the Company is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, $50,000,000, or 20% of aggregate performance bond requirements for all customer and house accounts containing CME-cleared IRS positions.

As of December 31, 2018, the Company's net capital pursuant to CME capital requirement of $50,000,000 resulted in a greater regulatory net capital requirement than the SEC and CFTC minimum requirement. As of December 31, 2018, the Company had regulatory net capital of $428,438,887, which was $378,438,887 in excess of the net capital requirement of $50,000,000.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through February 27, 2019, the date on which these financial statements are available to be issued. The Company did not note any subsequent events requiring disclosures in or adjustment to the financial statement.